Exhibit (h)(5)

Fee Waiver and Recoupment Arrangements

WHEREAS:

The Manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, dividend expense on short sales, taxes, extraordinary expenses and acquired fund fees and expenses) to the extent necessary so that the total annual operating expenses (with the foregoing exclusions) for each class of the Funds would not exceed the amounts specified below, subject to recapture as described below:

Fund	Class A	Class C	Class R	Class I	Class IS
Corporate Credit Fund	0.92%	1.67%	1.27%	0.63%	0.51%
High Yield Fund	0.96%	1.71%	1.31%	0.67%	0.55%

WHEREAS:

After giving effect to the foregoing waivers and reimbursements, the Manager has agreed to waive fees and/or reimburse operating expenses so that the ratio of total annual fund operating expenses of Class IS shares of the Fund will not exceed the ratio of total annual fund operating expenses of Class I shares; now therefore, as to each such class of the Fund, be it:

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

•

That this arrangement will continue for each Fund until December 31, 2022, unless modified or terminated prior to that date by agreement of the Manager and the Board, and that this arrangement may be terminated at any time after such date by the Manager;

•	That the arrangement may be modified by the Manager to decrease total annual operating expenses of a class or a Fund at any time;

•

That the Manager is permitted to recapture amounts waived and/or reimbursed to a class within three years after the fiscal year in which the Manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above; and

•

That in no case will the Manager recapture any amount that would result, on any particular business day of a Fund, in the class’ total annual operating expenses exceeding the limit described above or any other lower limit then in effect; and further

RESOLVED:

That the officers of the Trust, acting singly or jointly, are hereby authorized to update each Fund’s Summary Prospectus, the Prospectus and the Statement of Additional Information, with such amendments and applicable filings to reflect the foregoing resolutions and to include such other revisions as the officers may deem appropriate; and further

RESOLVED:

That the officers of the Trust, acting singly or jointly, are hereby authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as they shall approve in their discretion, in each case as conclusively evidenced by their actions or signatures.